UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [September] 2005

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  (    ✓     )        No  Form 40-F  (            )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes (            )        No  (    ✓    )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated September 22, 2005. Attached is English language version of the notice.

The following table sets forth the summary of Cancellation of Stock Option granted.

1.Detalis of Cancellation	Grantees (No)		13 persons

	Number of shares Cancelled	Common Shares	471,177
		Preferred Shares	—

	Details of stock option cancelled	Grant Date	July 16, 2005

		Exercisable Period	From July 16, 2005 to July 15, 2010

		Exercise Price(KRW)	1,368

2. Stock option granted after cancellation	Number of Grantees (No)		104

	Number of Shares Granted	Common Shares	6,114,050

		Preferred Shares	—

3. Reasons for cancellation			Voluntary resignation

4. Date of Board Resolution			September 22, 2005

- Attendance of Outside Directors		Present(No)	3

		Absent(No)	—

- Attendance of Auditors			Present

5. Others

Details of cancellation of stock option granted is as follow:

- Exercisable period and exercise price as mentioned above are based on a 5th Stock Option Plan.

- The 2nd Stock Option Plan (Granted Date: March 24, 2001, Exercise Price: 1,379 won, Number of shares cancelled: 51,627)

- The 3rd Stock Option Plan (Granted Date: June 24, 2002, Exercise Price: 1,261won, Number of shares cancelled: 114,906)

- The 5th Stock Option Plan (Granted Date: July 16 2003, Exercise Price: 1,368won, Number of shares cancelled: 154,644)

- The 6th Stock Option Plan (Granted Date: March 19 2004, Exercise Price: 1,218won, Number of shares cancelled: 150,000)

• Date of Relevant Disclosure			-

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[Details of Cancellation by Grantees]

Grantees	Relationship to Company	Number of Shares Cancelled		Remarks
		Common Shares	Preferred Shares
Sang-Pil Anh	Employee	25,815	—	2nd Stock option
Byeong-Sam Song	”	6,453	—	2nd Stock option
Jong-Won Kim	”	44,755	—	2nd & 3rd Stock option
Jong-Suk Yu	”	44,755	—	2nd & 3rd Stock option
Il Kim	”	6,453	—	2nd Stock option
Hyo-Dong Lee	”	38,302	—	3rd Stock option
Dong-Jun Kim	”	38,661	—	5th Stock option
Jae-Bong Seo	”	38,661	—	5th Stock option
Bo-Young Chun	”	25,774	—	5th Stock option
Kyeong-Chul Kang	”	75,774	—	5th & 6th Stock option
Woo-Young Lim	”	25,774	—	5th Stock option
Jeoung-Wook Anh	”	50,000	—	6th Stock option
Ji-Ho Chung	”	50,000	—	6th Stock option

Total	13 persons	471,177

The following table sets forth the summary of product and service transaction with CyberBank Corporation.

1.The other party to the contract	CyberBank Corporation

- Relationship with company	Affiliated Company

2.Details of Transaction	Transaction Date	September 22, 2005

Transaction Period	From September 22, 2005 to December 31,2005

Object of Transaction	Smart Phone

Type of Transaction	Purchase

Transaction Amount (KRW)	1,200,000,000

Sales in the latest fiscal year (KRW)	59,654,075,836

Ratio to Sales in the latest fiscal year (%)	2.01

3.Decision Date (Date of Board Resolution)	September 22, 2005

- Attendance of Outside Directors	Present (No)	3	Absent (No)	—

- Attendance of Auditors	Present

4.Applicability of Fair Trade Act	No

5.Others	- Transaction date on item 2 is a date of Board Resolution and above transaction amount may be changed in the course of export by fluctuation in exchange rate.
• Date of Relevant Disclosure	—

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2005

By	MiRi Chung
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team

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